      As Filed with the Securities and Exchange Commission on June 30, 1999
                                                      Registration No. 333-77239

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 AMENDMENT NO. 1
                                       TO
                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                            OSAGE SYSTEMS GROUP, INC.
--------------------------------------------------------------------------------
             (Exact Name of Registrant as Specified in Its Charter)

               Delaware                                     95-4374983
-----------------------------------               ------------------------------
    (State or Other Jurisdiction of                     (I.R.S. Employer
    Incorporation or Organization)                   Identification Number)

                       1661 East Camelback Road, Suite 245
                             Phoenix, Arizona 85016
                                 (602) 274-1299
--------------------------------------------------------------------------------
          (Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

                               JACK R. LEADBEATER
                             Chief Executive Officer
                            Osage Systems Group, Inc.
                       1661 East Camelback Road, Suite 245
                             Phoenix, Arizona 85016
                                 (602) 274-1299
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                                    COPY TO:
                             STEPHEN M. COHEN, ESQ.
                   Buchanan Ingersoll Professional Corporation
                               Eleven Penn Center
                         1835 Market Street, 14th Floor
                        Philadelphia, Pennsylvania 19103

                        ---------------------------------

         APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time after this Registration Statement becomes effective.

                       ----------------------------------

         If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. |_|
         If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. |X|

        If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

         If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

         If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. |_|

----------------------------------------------------------------------------------------------------------------------

                                           CALCULATION OF REGISTRATION FEE
======================================================================================================================

                                                        Proposed
                                   Amount               Maximum            Proposed Maximum           Amount Of
      Title of shares               To Be           Aggregate Price       Aggregate Offering        Registration
      To Be Registered           Registered           Per Share(1)               Price                   Fee
----------------------------- ------------------ ----------------------- ---------------------- ----------------------
common stock,
  $.01 par value.........         4,606,306             $5.0625               $23,319,424             $6,483(2)

======================================================================================================================



(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c). The price represents the average of the high and low prices per share of common stock of Osage Systems Group, Inc. as reported on the American Stock Exchange on June 29, 1999.



(2) Previously paid on April 28, 1999.



         OSAGE SYSTEMS GROUP, INC. HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL OSAGE SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SEC, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.


================================================================================

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.


                   SUBJECT TO COMPLETION, DATED JUNE 30, 1999



PRELIMINARY PROSPECTUS


                            OSAGE SYSTEMS GROUP, INC.



                 4,606,306         SHARES OF COMMON STOCK



         The selling security holders identified on page 11 of this prospectus, may offer and sell, from time to time, up to 4,606,306 shares of the common stock of Osage Systems Group, Inc. The selling security holders may sell all or some of their respective shares through public or private transactions, at prevailing market prices, or at privately negotiated prices. We will not receive any part of the proceeds from sales of these shares.



         Our common stock is listed on the American Stock Exchange under the symbol "OSE". The last reported sale price of our common stock on June 29, 1999 on the American Stock Exchange was $5.00 per share.


                    ----------------------------------------


         INVESTING IN THE COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 1.


                    ----------------------------------------

         NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.



                  The date of this prospectus is June 30, 1999

                            OSAGE SYSTEMS GROUP, INC.


                                TABLE OF CONTENTS



                                                                       PAGE NO.
                                                                       --------
ABOUT OSAGE SYSTEMS GROUP, INC.                                        1

RISK FACTORS                                                           1

FORWARD-LOOKING STATEMENTS                                             8

USE OF PROCEEDS                                                        8

SELLING SECURITY HOLDERS                                              10

DESCRIPTION OF SECURITIES                                             14

PLAN OF DISTRIBUTION                                                  21

LEGAL MATTERS                                                         22

EXPERTS                                                               22

INDEMNIFICATION OF DIRECTORS AND OFFICERS                             24

WHERE YOU CAN FIND MORE INFORMATION                                   25



         This prospectus is part of a registration statement we filed with the SEC. You should rely only on the information or representations provided in this prospectus. Osage has authorized no one to provide you with different information. Osage is not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of the document.

                         ABOUT OSAGE SYSTEMS GROUP, INC.


         Osage Systems Group, Inc. provides products, solutions and services nation-wide to integrate and manage computer network systems. As a total solutions provider, we integrate hardware, software and technical resources to solve critical data management problems. We assist our customers in all phases of their information technology needs. This involves analyzing their business needs, designing and implementing systems for them and providing ongoing systems management support. Our technical consultants are skilled in specialized practice areas such as enterprise infrastructure, enterprise resource planning, electronic commerce, java application development, web solutions, electronic publishing and network support services. Our solutions integrate products from industry-leading vendors.



         During 1998, we implemented a business strategy focusing on growth through acquisition and development of the higher margin professional consulting segment of our operations. We acquired six companies that have significantly contributed to our revenue base since the beginning of 1998. During 1998, our revenues increased to $61 million from $14.2 million during 1997. If each of the acquisitions been completed as of January 1, 1998, our revenues during 1998 would have increased to $83 million.



         Osage was originally incorporated as "Pacific Rim Entertainment, Inc." under the laws of Delaware in 1992. After several years of losses, Pacific Rim suspended operations in 1996. Pacific Rim acquired and assumed the historic business of Osage Computer Group, Inc. in a merger transaction that became effective on December 22, 1997. Osage Computer Group, Inc. had been a provider of network computing solutions since 1989. On March 10, 1998, Pacific Rim changed its name to "Osage Systems Group, Inc."



         The executive offices of Osage are located at 1661 East Camelback Road, Suite 245, Phoenix, Arizona, and our telephone number is (602) 274-1299.


                                  RISK FACTORS


         An investment in the shares of common stock offered by this prospectus involves a high degree of risk and you should invest only after you have carefully gathered and reviewed information about Osage. This prospectus has been filed as part of a registration statement on Form S-3, and only contains a summary of information which may be relevant to you in making an investment decision. Accordingly, prior to making an investment decision, you should carefully evaluate, among other materials, the following risk factors, the remainder of the information set forth in this prospectus and the reports we have filed with the SEC, and other information about us incorporated by reference into this document.



1. IF LOSSES CONTINUE, OUR OPERATIONS WILL SUFFER AND WE WILL HAVE TO DELAY OR LIMIT OUR ACQUISITION PROGRAM.



         We have recently incurred material losses. If we continue to suffer material losses, our operations will be adversely affected and we will have to cease or significantly delay our strategy of growing by acquiring other companies. Specifically, we incurred a net loss of $3.02 million for the year ended December 31, 1998, of which $2.37 million was incurred during the fourth quarter of 1998. We believe that our losses will subside if we achieve greater operating efficiencies and address problems with availability of products from our suppliers and other nonrecurring factors. After taking initial steps to address these problems, our net loss for the first quarter of 1999 was reduced to $266,000.



2. OUR FUTURE PROFITABILITY IS LIKELY TO DEPEND UPON THE SUCCESSFUL IMPLEMENTATION OF OUR ACQUISITION STRATEGY.



         During 1998 we implemented a business strategy focusing on growth through acquisitions and development of segments of our operations providing services with higher profit margins. We do not know what the long-term impact of our acquisition strategy will be on our profitability. We believe that acquisitions contributed towards our net losses in the following respects:



         - Several of the acquired companies continued to incur losses from operations, or required significant cash advances from us.



         - Our acquisition efforts significantly increased our selling, general and administrative expenses.



         However, we believe that our results of operations will improve as our overhead is absorbed over a larger revenue base.



         We anticipate that our future profitability is likely to depend upon a combination of many factors, including:



         - Continued growth of Osage's business through acquisitions, for which we must have adequate capital resources.



         - Management of the growth through the integration of the businesses acquired.



         - Continued expansion of services with a higher profit margin, which requires an adequate supply of acquisition targets at reasonable purchase prices.



         Our recent losses and lack of available financing currently limit our ability to finance cash acquisitions. Increased competition for acquisition candidates reduces the pool of available targets and increases acquisition prices.



3. WE WILL NEED TO SECURE ADDITIONAL FINANCING OR USE OUR CASH RESOURCES TO PURSUE OUR ACQUISITION STRATEGY.



         We will need additional financing to pursue our acquisition strategy in the long term. We intend to obtain additional financing through a combination of traditional debt financing, issuing our shares and selling debt and equity securities. If we are able to finance our acquisitions by issuing our securities, we will not need as much additional cash. If the market price of our common stock does not stay the same or increase, or potential acquisition candidates do not want shares of common stock as part of the consideration for the sale of their businesses, we may be required to use more of our cash resources, if available, in order to continue to make acquisitions. If we do not have sufficient cash resources, our growth could be limited unless we are able to obtain additional capital through debt or equity financing.



4. THE FUTURE ISSUANCE OF ADDITIONAL SHARES OF COMMON STOCK COULD DECREASE THE VALUE OF THE SHARES.



         We are presently authorized to issue 50,000,000 shares of common stock, of which 9,594,621 are outstanding as of the date of this prospectus. As detailed below, we expect to issue at least 4,860,935 more shares in the future due to business decisions of our board of directors and meeting our contractual obligations. Issuance of these shares is likely to have an extremely dilutive effect upon the existing stockholders and may reduce the value of their investment.



         We may issue additional shares for valid business purposes within the discretion of our board of directors, such as:



         - the acquisition of other companies; and



         - compensation of our officers, employees and directors.



         In addition, we are contractually obligated to issue shares for the following reasons:



         - if holders of our outstanding preferred stock convert their shares, we must issue 505,767 shares of common stock, which may adjust upwards;



         - if holders of our outstanding options and warrants exercise their rights to purchase shares, we must issue up to 4,355,168 shares of common stock;



         - we may need to issue warrants to purchase shares of common stock as compensation for services rendered under investment banking agreements; and



         - we must issue shares under the earn-out provisions of our prior acquisitions if the financial and performance criteria described in the acquisition agreements are satisfied.



5. COMPLETION OF THIS OFFERING WILL SIGNIFICANTLY INCREASE THE NUMBER OF SHARES OF OUR COMMON STOCK THAT MAY BE SOLD INTO THE MARKET. THIS COULD CAUSE THE MARKET PRICE OF OUR COMMON STOCK TO DROP SIGNIFICANTLY, EVEN IF OUR BUSINESS IS DOING WELL.



         Sales of substantial amounts of common stock in the public market following this offering could reduce the market price of our common stock and make it more difficult for us to sell equity securities in the future. As of the date of this prospectus, approximately 4 million shares of our common stock are eligible for resale into the market under applicable securities laws. After this offering, the 4,606,306 shares covered by this prospectus may be resold into the public market immediately. This includes approximately 1,500,000 shares that may be resold upon the exercise of warrants and conversion of preferred stock instruments covered by this prospectus. Sales of these shares in the public market, or the perception that future sales of these shares could occur, could have the effect of lowering the market price of our common stock below current levels.



6. OUR CLASSIFIED BOARD OF DIRECTORS AND DELAWARE STATUTORY PROVISIONS AGAINST TAKEOVERS MAY MAKE A CHANGE IN CONTROL OF OSAGE MORE DIFFICULT, EVEN IF A TAKEOVER WOULD BENEFIT US AND OUR STOCKHOLDERS.



         Our board of directors has three classes, with the members of one class elected each year to serve a three-year term. A director may be removed only for cause by a vote of the holders of two-thirds of our outstanding securities. The classified board of directors makes it more difficult to change majority control of the board, which may discourage attempts by third parties to make a tender offer or otherwise obtain control of Osage, even if such attempt would be beneficial to us and our stockholders.



         Osage is governed by the provisions of Section 203 of the General Corporation Law of the State of Delaware, an anti-takeover law. In general, the law prohibits a public Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A "business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the stockholder. An "interested stockholder" is a person who, together with its affiliates and associates, owns or, within three years, did own, 15% or more of the corporation's voting stock. A takeover transaction frequently affords stockholders the opportunity to sell their shares at a premium over current market price.



         The supermajority voting provisions in our bylaws and these provisions regarding certain business combinations could delay, defer or prevent a change in control of Osage or the removal of existing management. Our certificate of incorporation also includes undesignated preferred stock, which may enable the Board to discourage an attempt to obtain control of Osage by means of a tender offer, proxy contest, merger or otherwise.



7. OUR DEPENDENCE ON OUR KEY CUSTOMERS MEANS OUR NET SALES ARE VULNERABLE IF WE LOSE A KEY CUSTOMER.



         Although dependence on our largest customers has diminished as revenues have increased and the geographic scope of our business has expanded, a substantial portion of our net sales and gross profits will continue to be derived from sales to our largest customers. Our largest customer which, in 1996 and 1997 accounted for 43.9% and 64.8% of net sales, respectively, accounted for only 16.7% of net sales in 1998. Two other customers accounted for 6.0% and 10.1% of our net sales for the year ended December 31, 1998.


         Possible risks associated with our customer relationships include:

         - lack of ongoing written commitments by customers to purchase products and services from us;

         - failure by large customers to renew service contracts or termination of existing contracts; and

         - a significant reduction in purchase orders from large customers.


8. IT MAY BE DIFFICULT TO JUDGE OUR FINANCIAL PERFORMANCE SINCE OUR QUARTERLY OPERATING RESULTS VARY SUBSTANTIALLY.


         In the past, our operating results have varied substantially from quarter to quarter, and we expect that they will continue to do so. Our quarterly operating results are influenced by, among others:

         - the timing, size and stage of projects;

         - new service introductions by us or our competitors;

         - information technology outsourcing trends;

         - the hiring of additional staff and increased selling and administrative expenses associated with our growth;

         - changes in our billing and employee utilization rates; and

         - incurring costs for projects in periods prior to recognizing revenues for such contracts.


         We must plan our operating expenditures based on revenue forecasts, and a revenue shortfall below such forecast in any quarter would likely adversely affect our operating results for the quarter. We believe, therefore, that you should not rely on our past operating results and period-to-period comparisons or to predict our future performance.



9. BECAUSE WE ARE SMALLER THAN MANY OF OUR COMPETITORS, WE MAY LACK THE FINANCIAL RESOURCES NEEDED TO CAPTURE INCREASED MARKET SHARE IN THE INFORMATION TECHNOLOGY SERVICES INDUSTRY.



         Many of our competitors have longer operating histories, possess greater industry and name recognition and have significantly greater financial, technical and marketing resources than Osage. If we compete with them for the same markets, their financial strength could prevent us from capturing those markets. For example, our larger competitors could launch extensive advertising campaigns and discount services to attract or maintain customers. We may not have the financial resources needed to effectively compete with them on that level. Additionally, we have faced, and expect to continue to face, additional competition from new entrants into our markets.


         We believe that competitive factors in our markets include:

         Principal Factors

         - quality of service and products;

         - development of new products and services;

         - price;

         - project management capability; and

         - technical and business expertise.

         Outside Factors

         - employment terms and conditions offered by our competitors; and

         - the development by competitors of new products and services.


10. WE MAY NOT BE ABLE TO ATTRACT ENOUGH QUALIFIED TECHNICAL PERSONNEL BECAUSE THEY ARE IN SHORT SUPPLY.



         We believe that our success will depend in large part upon our ability to attract, retain, train and motivate highly-skilled employees, particularly project managers and other senior technical personnel. Qualified personnel are in great demand. There is significant competition for good employees and it is likely that access to qualified personnel will remain limited for the foreseeable future. Many of our competitors are in a better financial position than Osage to offer higher compensation to qualified personnel. We may not be successful in attracting a sufficient number of such personnel in the future, or in retaining, training and motivating the employees we are able to attract.



11. WE MAY NOT SUCCESSFULLY OR TIMELY DEVELOP NEW INFORMATION TECHNOLOGY SOLUTIONS.


         Our success depends in part on our ability to develop solutions that keep pace with:

         - continuing changes in information technology;

         - evolving industry standards; and

         - changing customer objectives and preferences.


         We cannot be certain that we will be successful in adequately addressing these developments on a timely basis. Even if these developments are addressed, we may not be successful in the marketplace. In addition, competitors' products or technologies may make our services non-competitive or obsolete. Our failure to address these developments could have a material adverse effect on our business.



12. OUR RESULTS OF OPERATIONS COULD BE ADVERSELY AFFECTED IF OUR SUPPLIERS DO NOT MEET OUR DEMAND FOR COMPUTER PRODUCTS AT COMPETITIVE PRICES.

         Our business depends upon an adequate supply of hardware, software products and computer systems at competitive prices and on reasonable terms. Consequently, our results of operations are dependent, in part, upon the demand for, price of, technical capabilities of and quality of the products available for resale. Our principal supplier is Sun Microsystems, Inc. We are also supplied by Oracle Corporation, Netscape Communications Corporation, Cisco Systems, Inc. and Hewlett Packard Company.


         To reduce the risk of product shortage, we attempt, when possible, to procure some hardware and software products from multiple sources. Some products are available from only a single source, as manufacturers elect to provide a direct relationship with system integrators. We have supply contracts with vendors and purchase hardware and software products and computer systems on a purchase order basis. As a result, we cannot be certain that these products will continue to be available as required by us at prices or on terms acceptable to us.



         During the fourth quarter of 1998, shortages of products from our principal vendor significantly disrupted the orderly flow of products and had a negative effect on our results of operations. These issues were short-term and during 1999 the supply of product resumed to its historic levels.


13.  EFFECTS OF YEAR 2000 ISSUE.


         Year 2000 issues are the result of computer programs utilizing two digits rather than four to define the applicable year associated with the program or computations made by it. This could result in a systems failure or miscalculation causing disruptions of operations, including the temporary inability to process transactions, send invoices or engage in normal business activities. Although we do not believe that year 2000 issues will have a significant impact on our internal operations or on solutions developed for clients where we have provided an express warranty regarding the year 2000 issue, we cannot be certain that year 2000 problems will not result in negative consequences, such as:



         - interruptions of operations; or



         - disputes with our clients regarding year 2000 problems involving solutions that we developed or implemented, or the interaction of such solutions with other applications.



         Year 2000 problems could require us to incur unanticipated expenses, and those expenses could have a material adverse effect on our business, financial condition and results of operations. Furthermore, Year 2000 issues may affect the purchasing patterns of our clients or potential clients as companies expend significant resources to ensure that their current systems are year 2000 compliant. These expenditures may result in fewer funds available to purchase our services, which in turn could have a material adverse effect on our business, financial condition and results of operations.



14.  WE DO NOT ANTICIPATE PAYING DIVIDENDS ON OUR COMMON STOCK.

         No dividends have been paid by us since inception and we do not plan on paying dividends on our common stock in the foreseeable future. The payment of future dividends on our common stock will be directly dependent upon our earnings, our financial needs and other similarly unpredictable factors. Earnings, if any, are expected to be retained to finance and develop our business.





15. OUR STOCK PRICE MAY BE VOLATILE DUE TO FACTORS UNDER, AS WELL AS OUT OF, OUR CONTROL.



         The market price of our common stock could in the future be highly volatile. Some factors that may affect the market price include:


         - actual or anticipated fluctuations in our operating results;

         - announcements of technological innovations or new commercial products or services by us or our competitors;


         - general market conditions in the computer software and hardware industries; and



         - changes in recommendations or earnings estimates by securities analysts.


         Furthermore, the stock market has historically experienced volatility which has particularly affected the market prices of securities of many technology companies and which sometimes has been unrelated to the operating performances of such companies.





                           FORWARD-LOOKING STATEMENTS



         This prospectus contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Although forward-looking statements are based on assumptions made, and information believed, by us to be reasonable, we cannot be certain that these statements will prove to be correct. These statements are subject to risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated, projected or expected.




                                 USE OF PROCEEDS


         We will not receive any of the proceeds from the sale of the shares offered by this prospectus.

                            SELLING SECURITY HOLDERS


         The selling security holders identified in the following table are offering for sale 4,606,306 shares of common stock. These shares include:



         - 3,105,658 shares of common stock;



         - 842,500 shares of common stock which may be issued upon the exercise of warrants;



         - 201,005 shares of common stock, subject to adjustment, which may be issued upon the conversion of our shares of Series D Convertible Preferred Stock; and



         - 457,143 shares of common stock, subject to adjustment, which may be issued upon the conversion of our outstanding shares of Series E Convertible Preferred Stock.



         We previously issued these shares of common stock, warrants, Series D Shares and Series E Shares in private placement transactions. 1,500,000 of these shares are being offered by principal stockholders.



         The following table sets forth as of June 29, 1999 the number of shares being held of record or beneficially by the selling security holders and provides by footnote reference any material relationship between Osage and the selling security holder, all of which is based upon information currently available to Osage.



         The selling security holders may offer their shares of common stock for sale from time to time at market prices prevailing at the time of sale or at negotiated prices, and without payment of any underwriting discounts or commissions except for usual and customary selling commissions paid to brokers or dealers.

                                                                                 Number of
                                                   Beneficial Ownership of         Shares            Beneficial
                   Name of                         Selling Security Holder        Offered        Ownership of Shares
           Selling Security Holder                  Prior to Offering(1)         Hereby(2)        After Offering(2)
                                                     Number         Percent                      Number       Percent
                                                     ------         -------                      ------       -------
Anderson, O. Jack                                      333,334       3.5%          333,334         0            0%
Aspen Partners, Inc.                                  7,500(3)         *             7,500         0            0%
Caruso, Steven                                        3,208(4)         *             3,208         0            0%
Clarke, Bud                                           3,209(5)         *             3,209         0            0%
Cohen, Peter                                          3,208(4)         *             3,208         0            0%
Cook, Scott D.                                       40,000(6)         *            40,000         0            0%
Durbin, David R.(7)                                     90,582         *            90,582         0            0%
Durbin, E. Michael(7)                                   90,583         *            90,583         0            0%
FAC Enterprises, Inc.                               120,000(8)       1.3%          120,000         0            0%
Founders Partners IV, L.L.C.                           235,294       2.5%          235,294         0            0%
Gaare, Maureen(9)                                          296         *               296         0            0%
Grube, Daniel(9)                                           296         *               296         0            0%
Gwin, Gary                                               3,111         *             3,111         0            0%
Halifax Fund, L.P.                                 404,762(10)       4.0%      557,143(11)         0            0%
IP Services, Inc.                                  112,500(12)       1.2%          112,500         0            0%
Lancer Offshore, Inc.                              820,000(13)       8.5%          820,000         0            0%
Lancer Partners, L.P.                              470,000(13)       4.9%          470,000         0            0%
Lancer Voyager Fund                                170,000(13)       1.8%          170,000         0            0%
Lauer, Michael                                     1,500,000(14)    15.6%           40,000         0            0%
Leatherwood, Robb L. (15)                               29,042         *            29,042         0            0%
Lowery, Michael P. (15)                                 50,748         *            50,748         0            0%
Lowery, Robert S. (15)                                  50,598         *            50,598         0            0%
Moorehead, Donald F.                                 30,000(6)         *            30,000         0            0%
Moorehead, George O.                                 10,000(6)         *            10,000         0            0%
Rosen, Paul                                              5,000         *             5,000         0            0%
Sands Bros.                                       200,000(16)        2.0%          200,000         0            0%
Schoffman, Stephen                                   6,437(17)         *             6,437         0            0%
Siegel, Jonathan                                     6,438(18)         *             6,438         0            0%
SPH Equities, Inc.                                     368,388       3.7%      275,000(19)       93,388          *
Spackman, Thomas J.                                  20,000(6)         *            20,000         0            0%
The Cuttyhunk Fund Limited                         301,005(20)       3.0%          301,005         0            0%
Udelhofen, John(7)                                      90,583         *            90,583         0            0%
Vahalla, Trust of Daniel J. and                        146,297       1.5%          146,297         0            0%
Mary(21)
Westmark, Cary T. (15)                                  19,312         *            19,312         0            0%
Will's Wei Corp.                                       341,660       3.5%      175,000(22)      166,660        1.7%
Wolfe, Brian(7)                                         90,582         *            90,582         0            0%
         Total                                                                   4,606,306



--------------------------
* Less than 1%

(1) Applicable percentage of ownership is based on 9,594,621 shares of common stock outstanding as of June 29, 1999, plus any common stock equivalents held by such holder.



(2) Assumes that all shares are sold pursuant to this offering and that no other shares of common stock are acquired or disposed of by the selling security holders prior to the termination of this offering. Because the selling security holders may sell all, some or none of their shares or may acquire or dispose of other shares of common stock, we cannot estimate the aggregate number of shares that will be sold in this offering or the number or percentage of shares of common stock that each selling security holder will own upon completion of this offering.



(3)  Includes 7,500 shares issuable upon the exercise of warrants.



(4)  Includes 3,208 shares issuable upon the exercise of warrants.



(5)  Includes 3,209 shares issuable upon the exercise of warrants.



(6) Reflects shares issuable upon the exercise of warrants issued in a private placement transaction on May 13, 1998.



(7) An employee of Open Business Systems, Inc., a wholly owned subsidiary of Osage.



(8) Through common ownership, FAC Enterprises, Inc. is an affiliate of IP Services, Inc., also a selling security holder.



(9) An employee of Solsource Computers, Inc., a wholly owned subsidiary of Osage.



(10) Includes 304,762 shares issuable upon the conversion of 2,000 Series E Shares at a conversion price of $6.5625 per share of common stock, subject to adjustment, and 100,000 shares issuable upon the exercise of warrants at an exercise price of $7.875 per share. The Series E Shares and warrants were issued in a private placement transaction as of February 9, 1999. Pursuant to the terms of these Series E Shares and warrants, Halifax Fund, L.P. cannot convert the Series E Shares or exercise warrants to the extent conversion and/or exercise would result in Halifax and its affiliates beneficially owning more than 4.99% of the common stock outstanding after the conversion and/or exercise.



(11) Pursuant to applicable registration rights, Osage has agreed to register 150% of the shares owed to Halifax in order to cover any increases in the number of shares to be issued by virtue of adjustment provisions for the Series E Shares.



(12) Includes 75,000 outstanding shares, as well as 37,500 shares issuable upon the exercise of warrants issued in private placement transactions during 1998. Through common ownership, IP Services, Inc. is an affiliate of FAC Enterprises, Inc., also a selling security holder.



(13) The beneficial ownership of these shares is also attributed to Michael
     Lauer.



(14) Includes direct ownership of 40,000 shares and investment control of 1,460,000 shares through Mr. Lauer's role as Managing Member of Lancer Management Group LLC, which is the Manager of Lancer Offshore, Inc. (820,000 shares) and Lancer Voyager Fund (170,000 shares), and Lancer Management Group, II, which is the Manager of Lancer Partners, L.P. (470,000 shares). Mr. Lauer acts as Investment Manager of each of these funds.



(15) An employee of Osage Computer Group, Inc., a wholly owned subsidiary of Osage.



(16) Includes 200,000 shares issuable upon the exercise of warrants.



(17) Includes 6,437 shares issuable upon the exercise of warrants.

(18) Includes 6,438 shares issuable upon the exercise of warrants.



(19) Includes 275,000 shares issuable upon exercise of warrants issued in private placement transactions.



(20) Includes 201,005 shares issuable upon the conversion, if at all, of 1,000 Series D Shares at a conversion price of $4.975 per share of common stock, subject to adjustment, and 100,000 shares issuable upon the exercise of warrants at an exercise price of $5.97 per share. The Series D Shares and warrants were issued in a private placement transaction as of December 31, 1998.



(21) Mr. Vahalla is a former employee of Solsource Computers, Inc., a wholly-owned subsidiary of Osage.



(22) Includes 175,000 shares issued in a private placement transaction.



         Under agreements with the selling security holders, we will pay all offering expenses except the fees and expenses of any counsel and other advisors that the selling security holder may employ to represent them in connection with the offering and all brokerage or underwriting discounts or commissions paid to broker-dealers in connection with the sale of the shares.



                            DESCRIPTION OF SECURITIES



         The authorized capital stock of Osage consists of 50,000,000 shares of common stock, $.01 par value per share and 10,000,000 shares of preferred stock, par value $.01 per share.



COMMON STOCK



         As of June 29, 1999 there were 9,594,621 shares outstanding.



         Holders of common stock have equal rights to receive dividends when, as and if declared by Osage's board of directors, out of legally available funds. Holders of common stock have one vote for each share held of record and do not have cumulative voting rights.



         Holders of common stock are entitled upon liquidation of Osage to share ratably in the net assets available for distribution, subject to the rights, if any, of holders of any preferred stock then outstanding. Shares of common stock are not redeemable and have no pre-emptive or similar rights. All outstanding shares of common stock are fully paid and non-assessable.



PREFERRED STOCK



         Subject to any limitations contained in Osage's certificate of incorporation, the board of directors may, without further action by the stockholders, issue up to 10,000,000 shares of preferred stock, $.01 par value per share, in one or more series. The board may set, as to any series, the dividend rate, redemption prices, preferences on liquidation or dissolution, sinking fund terms, if any, conversion rights, voting rights and any other preference or special rights and qualifications.



         SERIES D CONVERTIBLE PREFERRED STOCK



         The board of directors authorized a series of preferred stock as Series D Convertible

Preferred Stock, with the rights and preferences described in the following summary. The certificate of designation filed with the Delaware Secretary of State contains the full terms of the Series D shares. As of June 29, 1999, all of the 1,000 Series D Shares issued during December 1998 in a private placement transaction are outstanding.



         - Liquidation Preference



         The holders of the Series D Shares are entitled to a liquidation preference equal to $1,000 per share plus any accrued but unpaid dividends. Accordingly, if we liquidate or dissolve, after payment to all creditors and payment of the liquidation preference to holders of Series A shares, no distribution will be made to the holders of common stock, unless the holders of the Series D shares have previously received a liquidation preference of $1,000 plus all accrued but unpaid dividends.



         - Dividends



         The holder of the Series D Shares is entitled to dividends in preference to any dividend on common stock. The dividends are payable upon conversion at a per share rate of eight percent per annum accruing from the date of issuance. We may elect to pay the dividends in the form of shares of common stock.



         - Conversion



         The holder of the Series D Shares has the right at any time to convert the $1,000,000 stated value of the shares into shares of common stock at the Series D conversion rate then in effect. The current conversion rate for the Series D Shares is $4.975 per share. The Series D conversion rate may be reduced if we fail to comply with the redemption provisions described below. If the conversion rate is adjusted, it will be reduced to 80% of the average of the three lowest closing bid prices of the common stock during the five trading days immediately preceding the conversion date. The reduction in conversion rate will increase the number of shares issued to the holder upon conversion.



         Commencing on the effective date of a registration statement covering the shares of common stock issuable upon conversion of the Series D shares, and provided the registration statement then remains effective, we have the right to force the holder of the Series D Shares to convert, if the closing bid price as calculated on the date set forth in the forced conversion notice is equal to or greater than 150% of the conversion price. We may not initiate a forced conversion more than once every 30 calendar days and no single forced conversion can exceed 50% of the total number of shares of Series D Shares issued. In addition, we may force conversion on a holder of only that number of shares which would result in the holder beneficially owning 4.99% or less of the shares of our then outstanding common stock.



         Any Series D Shares that are outstanding on December 31, 2000 will automatically convert into common stock.



         The number of shares of common stock into which each Series D Share is convertible is subject to adjustment to protect against dilution if we declare a stock dividend, make a distribution on the common stock, divide or reclassify our outstanding shares of common stock.



         - Voting Rights



         Prior to the conversion of the Series D Shares, the holder has no voting rights. However, the affirmative vote of the holders of 66-2/3% of the Series D Shares is necessary to take any action that is inconsistent or conflicts with the rights, preferences or privileges of the Series D Shares.



         - Redemption



         If the closing bid price of our common stock calculated as of December 31, 1999 is less than $4.975 per share, the holder of the Series D Shares may redeem its Series D Shares by giving us written notice within ten business days after December 31, 1999. The redemption price will be $1,200 per share, plus accrued and unpaid dividends. If we fail to comply with these redemption provisions, the conversion price of the Series D Shares would be reduced as described under the heading "Conversion" above.



         SERIES E CONVERTIBLE PREFERRED STOCK



         The board of directors authorized a series of preferred stock as Series E Convertible Preferred Stock, with the rights and preferences described in the following summary. The Certificate of Designation filed with the Delaware Secretary of State contains the full term of the Series E shares. As of June 29, 1999, all of the 2,000 Series E Shares issued during February 1999 in a private placement transaction are outstanding.



         - Liquidation Preference



         Subject to the rights and preferences of the Series D Shares, the holders of the Series E Shares are entitled to a liquidation preference equal to $1,000 per share, plus all accrued but unpaid dividends. Accordingly, if we liquidate or dissolve, after payment to all creditors and payment of the liquidation preference to holders of Series D Shares, no distribution will be made to the holders of common stock, unless the holders of the Series E Shares have previously received a liquidation preference of $1,000 plus all accrued but unpaid dividends.



         - Dividends



         The holder of the Series E Shares is entitled to dividends in preference to any dividend on common stock, but not in preference to any dividend on the Series D Shares. The dividends are payable upon conversion at a per share rate of eight percent per annum, accruing from the date of issuance. We may elect to pay the dividends in the form of shares of common stock.



         - Conversion



         The holder of the Series E Shares has the right to convert at any time all or any portion of the $2,000,000 stated value of the Series E Shares into shares of common stock at the conversion rate then in effect. The current conversion rate for the Series E Shares is $6.5625 per share. The Series E conversion rate may be reduced if we fail to comply with the redemption provisions described below. If the conversion rate is adjusted, it will be reduced to 80% of the average of three lowest closing bid prices of the common stock during the five trading days immediately preceding the conversion date. The reduction in the conversion rate will increase the number of shares issued to the holder upon conversion.



         Commencing on the effective date of a registration statement covering the shares of common stock issuable upon conversion of the Series E Shares, and provided the registration statement then remains effective, we have the right to force the holder of the Series E Shares to convert, if the closing bid price as calculated on each of the five trading days set forth in the forced conversion notice is equal to or greater than 150% of the conversion price. We may not initiate a forced conversion more than once every 30 calendar days and no single forced conversion shall exceed 50% of the total number of shares of Series E Shares issued. In addition, we may force conversion on a holder of only that number of shares which would result in the holder beneficially owning 4.99% or less of the shares of our then outstanding common stock.



         Any Series E Shares that are outstanding on February 9, 2001 will automatically convert into common stock. However, the holders of the outstanding shares may elect to defer the date of automatic conversion by the number of days equal to 1.5 times the number of days that:



         - there is not an effective registration statement covering the resale of the common stock issuable upon conversion, exclusive of the first 90 days following the issuance date of the Series E Shares;



         - there is not a sufficient number of shares of common stock available for conversion of all outstanding Series E Shares;



         - for any other reason we refuse or announce our refusal to honor conversion of Series E Shares; or



         - there is a suspension, restriction or limitation on the ability of the holder of Series E Shares to sell shares of common stock received upon conversion.



         Notwithstanding the preceding information regarding automatic conversion, no holder of Series E Shares shall be obligated to convert on the automatic conversion date unless the following conditions are met:



         - there is no material default under the securities purchase documents pursuant to which the Series E Shares were privately purchased;



         - a registration statement registering the resale of the common stock issuable upon conversion of the Series E Shares and exercise of warrants to purchase 100,000 shares of common stock issued in connection with the Series E Shares is effective and was effective for the 60 consecutive trading days prior to such automatic conversion date;

         - we and our subsidiaries on a consolidated basis have tangible and intangible assets exceeding liabilities, we are able to pay our debts as they become due in the ordinary course of business and we are not subject to any liquidation or dissolution proceeding; and



         - the holder of the Series E Shares has received a certificate from an executive officer of Osage certifying that each of the foregoing conditions has been satisfied.



         The number of shares of common stock into which each Series E Share is convertible is subject to adjustment to protect against dilution if we declare a stock dividend, make a distribution on the common stock, divide or reclassify our outstanding shares of common stock, or transfer our assets in a "spin off," which means that one of our subsidiaries or divisions becomes an independent company.



         - Voting Rights



         Prior to the conversion of the Series E Shares, the holder has no voting rights. However, the affirmative vote of the holders of 75% of the outstanding Series E Shares is necessary for any amendment or repeal of the Certificate of Designation of Series E Shares, and any amendment to our certificate of incorporation or by-laws that may amend or adversely affect any of the rights, privileges or preferences of the Series E Shares.



         - Redemption



         If the closing bid price of our common stock calculated as of February 9, 2000 is less than $6.5625 per share, holder of the Series E Shares may redeem its Series E Shares by giving us written notice within ten business days after February 9, 2000. The redemption price will be $1,200 per share, plus accrued and unpaid dividends . If we fail to comply with these redemption provisions, the conversion price of the Series E Shares would be reduced as described under the heading "Conversion" above.



         - Mandatory Repurchase



       A holder of Series E Shares may at its option compel us to repurchase all or a portion of the Series E Shares at the redemption price in the event that any of the following events involving Osage occurs or is announced as pending:



         - a consolidation, merger or tender offer of Osage with or into another entity in which 50% of Osage's voting power is transferred;



         - any person, together with its affiliates and associates, beneficially owns in excess of 50% of Osage's voting power;



         - more than one-half of the members of our board of directors is replaced without approval of those individuals who are members of the board of directors on the date of the replacement;

         - insolvency, inability to pay debts as they become due, an assignment for the benefit of creditors, commencement of proceedings for dissolution or an application for or consent to the appointment of a trustee, liquidator or receiver for Osage or for a substantial part of its property or business;



         - the filing of bankruptcy, reorganization, insolvency or liquidation proceedings by or instituted against Osage; or



         - a transaction where Osage becomes a private company.



PRIVATELY ISSUED OPTIONS AND WARRANTS



         We have issued options to purchase 3,362,668 shares of common stock in private transactions or pursuant to our stock option plan. 1,600,000 of these options were issued to the former Osage shareholders in connection with the merger with Pacific Rim. The remaining options were issued to management, employees and other consultants at exercise prices ranging from $3.00 to $7.25, subject to varying vesting periods.



         We have also agreed to issue warrants to purchase 992,500 shares of common stock. These warrants include warrants issued to investors and certain placement agents and investment bankers in connection with approximately $9.6 million in private placement financing completed by Osage during 1998 and the first and second quarters of 1999. The warrants were issued at exercise prices ranging from $3.50 to $7.875.



REGISTRATION RIGHTS



         We prepared this prospectus pursuant to registration rights granted in connection with the transactions where we sold the selling security holders shares of common stock and securities convertible into or exercisable for common stock. We have also granted registration rights in connection with recent acquisitions of businesses, private placement transactions and contracts for financial advisory services.



PROVISIONS HAVING A POSSIBLE ANTI-TAKEOVER EFFECT



         DELAWARE GENERAL CORPORATION LAW



         We are governed by the provisions of Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, the law prohibits a public Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. "Business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the stockholder. An "interested stockholder" is a person who, together with its affiliates and associates, owns (or within three years, did own) 15% or more of the corporation's voting stock.



         The provisions regarding certain business combinations could delay, defer or prevent a change in control of Osage or the removal of existing management. A takeover transaction frequently affords stockholders the opportunity to sell their shares at a premium over current market prices.



         The provisions described above, together with the ability of the Board of Directors to issue preferred stock, may delay or deter a change in the control or management of Osage.



         CERTIFICATE OF INCORPORATION



         Undesignated preferred stock may enable the board of directors to discourage an attempt to obtain control of Osage by means of a tender offer, proxy contest, merger or otherwise, and thereby to protect the continuity of our management. The issuance of shares of the preferred stock pursuant to the board of directors' authority described above may adversely affect the rights of the holders of common stock. For example, preferred stock issued by Osage may rank prior to the common stock as to dividend rights, liquidation preference or both, may have full or limited voting rights and may be convertible into shares of common stock. Accordingly, the issuance of shares of preferred stock may discourage bids for the common stock or may otherwise reduce the market price of the common stock.



         Our certificate of incorporation provides that our board of directors is divided into three classes, that directors shall only be removed for cause and by a supermajority vote of stockholders, and that the consent of the Board of Directors is required to amend the certificate of incorporation. These provisions could delay or frustrate the removal of incumbent directors and could make a change in control transaction more difficult.

                              PLAN OF DISTRIBUTION


         The selling security holders have not advised us of any specific plan for distribution of the shares offered hereby, but it is anticipated that the shares will be sold from time to time by the selling security holders or by pledgees, donees, transferees or other successors in interest. Such sales may be made on the American Stock Exchange, any other exchange upon which our shares may trade in the future, over-the-counter, or otherwise, at prices and at terms then prevailing or at prices related to the then current market price, or in negotiated transactions. The shares may be sold by one or more of the following:



         - a block trade in which the broker or dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;



         - purchases by a broker or dealer for its account pursuant to this prospectus;



         - ordinary brokerage transactions and transactions in which the broker solicits purchases;



         - through options, swaps or derivatives;

         - in privately negotiated transactions;

         - in transactions to cover short sales;

         - through a combination of any such methods of sale; or

         - in accordance with Rule 144 under the Securities Act, rather than pursuant to this prospectus.



         The selling security holders may sell their shares directly to purchasers or may use brokers, dealers, underwriters or agents to sell their shares. In effecting sales, brokers or dealers engaged by the selling security holders may arrange for other brokers or dealers to participate. Brokers or dealers may receive commissions, discounts or concessions from the selling security holders, or, if any such broker-dealer acts as agent for the purchaser of shares, from the purchaser in amounts to be negotiated immediately prior to the sale. The compensation received by brokers or dealers may, but is not expected to, exceed that which is customary for the types of transactions involved. Broker-dealers may agree with a selling security holder to sell a specified number of shares at a stipulated price per share, and, to the extent the broker-dealer is unable to do so acting as agent for a selling security holder, to purchase as principal any unsold shares at the price required to fulfill the broker-dealer commitment to the selling security holder. Broker-dealers who acquire shares as principal may thereafter resell the shares from time to time in transactions, which may involve block transactions and sales to and through other broker-dealers, including transactions of the nature described above, in the over-the counter market or otherwise at prices and on terms then prevailing at the time of sale, at prices then related to the then-current market price or in negotiated transactions. In connection with resales of the shares, broker-dealers may pay to or receive from the purchasers of shares commissions as described above.



         The selling security holders and any broker-dealers or agents that participate with the selling security holders in the sale of the shares may be deemed to be "underwriters" within the meaning of the Securities Act. In that event, any commissions received by broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.



         From time to time the selling security holders may engage in short sales, short sales against the box, puts and calls and other hedging transactions in our securities, and may sell and deliver the shares in connection with such transactions or in settlement of securities loans. These transactions may be entered into with broker-dealers or other financial institutions. In addition, from time to time, a selling security holder may pledge its shares pursuant to the margin provisions of its customer agreements with its broker-dealer. Upon delivery of the shares or a default by a selling security holder, the broker-dealer or financial institution may offer and sell the pledged shares from time to time.



         We will not receive any proceeds from the sale of the shares. We will pay the expenses of preparing this prospectus and the related registration statement. The selling security holders have been advised that they are subject to the applicable provisions of the Exchange Act, including without limitation, Rules 10b-5 and Regulation M thereunder.


                                  LEGAL MATTERS


         The validity of the issuance of the shares of common stock offered hereby will be passed upon for us by Buchanan Ingersoll Professional Corporation, Eleven Penn Center, 1835 Market Street, 14th Floor, Philadelphia, Pennsylvania 19103.


                                     EXPERTS


         The financial statements for the years ended December 31, 1998 and 1997 incorporated in this prospectus by reference from the Annual Report on Form 10-KSB for Osage for the year ended December 31, 1998 have been audited by Deloitte & Touche LLP, independent public accountants, as stated in their report, which is incorporated herein by reference and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing. The financial statements for the year ended December 31, 1996 included in this prospectus by reference from the Annual Report on Form 10-KSB for Osage for the year ended December 31, 1998 have been audited by Pearce, Gray & Rudd, independent public accountants, as stated in their report herein by reference and have been so incorporated in reliance upon the authority of said firm as experts in accounting and auditing.



         The financial statements of H.V. Jones, Inc. for the years ended December 31, 1997 and December 31, 1996 incorporated in this prospectus by reference from Osage's Current Report on Form 8-K/A dated March 17, 1998, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.



     The financial statements of Solsource Computers, Inc. for the years ended January 31, 1998 and January 31, 1997 incorporated in this prospectus by reference from Osage's Current Report on Form 8-K/A dated March 17, 1998, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.



         The financial statements of Open System Technologies, Inc. (formerly known as Computer Health and Safety, Inc.) as of December 31, 1997 and for the year then ended incorporated in this prospectus by reference from Osage's Current Report on Form 8-K/A dated April 24, 1998, have been so audited by Clark, Schaefer, Hackett & Co., independent certified public accountants, as stated in their report, which is incorporated in reliance upon the report of such firm, given upon their authority as experts in accounting and auditing.



         The financial statements of Open System Technologies, Inc. (formerly known as Computer Health and Safety, Inc.) as of December 31, 1996, and for the year then ended included in Osage's Current Report on Form 8-K/A filed June 9, 1998, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent certified public accountants, included in Osage's Current Report on Form 8-K/A filed June 9, 1998 and incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.



         The financial statements of Open Business Systems, Inc. for the years ended December 31, 1997 and December 31, 1996 incorporated in this prospectus by reference from Osage's Current Report on Form 8-K/A dated June 22, 1998, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                    INDEMNIFICATION OF DIRECTORS AND OFFICERS


         Our certificate of incorporation and bylaws reflect the adoption of the provisions of Section 102(b)(7) of the Delaware General Corporation Law, which eliminate or limit the personal liability of a director to us or our stockholders for monetary damages for breach of fiduciary duty under certain circumstances. If the GCL is amended to authorize corporate action further eliminating or limiting personal liability of directors, the certificate of incorporation provides that the liability of the director of Osage shall be eliminated or limited to the fullest extent permitted by the GCL. Our certificate of incorporation and bylaws also provide that we shall indemnify any person, who was or is a party to a proceeding by reason of the fact that he is or was a director, officer, employer or agent of Osage, or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with a proceeding if he acted in good faith and in a manner he reasonably believed to be or not opposed to our best interests, in accordance with, and to the full extent permitted by, the GCL. The determination of whether indemnification is proper under the circumstances, unless made by the court, shall be determined by our board of directors.



         We have liability insurance for the benefit of our directors and officers. The insurance covers claims against such persons due to any:


         -        breach of duty;                 -        misleading statement;

         -        neglect;                        -        omission; or

         -        error;                          -        act done.

         -        misstatement;

The insurance covers such claims, except as prohibited by law, or otherwise excluded by such insurance policy.

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of Osage pursuant to the foregoing provisions, or otherwise, Osage has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

                       WHERE YOU CAN FIND MORE INFORMATION

         We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any document Osage files at the SEC's public reference facilities at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings are also available to the public from the SEC's web site at http://www.sec.gov and at the Commission's regional offices at 7 World Trade Center, Suite 1300, New York, New York 10048 and Northwest Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials may be obtained upon written request addressed to the Commission at the Public Reference Section, at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Our SEC filings are also available at the office of the American Stock Exchange. For further information on obtaining copies of our public filings at the American Stock Exchange, you should call 212-306-1484.


         The SEC allows Osage to "incorporate by reference" the information Osage files with them, which means that Osage can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information that Osage files with the SEC will automatically update and supersede this information. Osage incorporates by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until the selling security holders sell all the shares.



         1. Annual Report on Form 10-KSB for the year ended December 31, 1998;



         2. Quarterly Report on Form 10-QSB for the quarter ended March 31,
1999;



         3. Current Reports on Form 8-K and 8-K/A filed with the Securities and Exchange Commission on January 6, 1998, February 17, 1998, March 5, 1998, March 11, 1998, March 27, 1998, May 8, 1998, May 26, 1998, June 9, 1998, July 7, 1998
and September 4, 1998; and



         4. The description of Osage's common stock, $.01 par value, which is contained in Osage's Registration Statement on Form 8-A filed pursuant to
Section 12(b) of the Securities Exchange Act of 1934, as amended, dated November 18, 1998, including any subsequent amendments or reports filed for the purpose of updating such description.



         Osage will provide, without charge, to each person, including any beneficial owner, to whom a copy of this prospectus is delivered, upon the written or oral request of such person, a copy of any or all of the information incorporated herein by reference. Exhibits to any of such documents, however, will not be provided unless such exhibits are specifically incorporated by reference into such documents. The requests should be made to:

                                    John Iorillo, Chief Financial Officer
                                    Osage Systems Group, Inc.
                                    1661 East Camelback Road, Suite 245
                                    Phoenix, Arizona  85016
                                    (602) 274-1299

                                     [LOGO]





                                4,606,306 SHARES



                            OSAGE SYSTEMS GROUP, INC.

                                  COMMON STOCK





                               -------------------

                               P R O S P E C T U S

                               -------------------






                                  JUNE 30, 1999

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.


         SEC registration fee                              $             6,483
         Counsel fees and expenses*....................    $            25,000
         Accounting fees and expenses*.................    $            25,000
         Miscellaneous expenses*.......................    $             5,000
                                                           -------------------
              Total*...................................    $            61,483


* Estimated


         We will bear all expenses of issuance and distribution listed above. The costs of fees and expenses of legal counsel and other advisors, if any, that any selling security holder employs in connection with the offering will be borne by that selling security holder.


ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.


         Our certificate of incorporation and bylaws reflect the adoption of the provisions of Section 102(b)(7) of the Delaware General Corporation Law, which eliminate or limit the personal liability of a director to us or our stockholders for monetary damages for breach of fiduciary duty under certain circumstances. If the GCL is amended to authorize corporate action further eliminating or limiting personal liability of directors, the certificate of incorporation provides that the liability of the director of Osage shall be eliminated or limited to the fullest extent permitted by the GCL. Our certificate of incorporation and bylaws also provide that we shall indemnify any person who was or is a party to a proceeding by reason of the fact that he is or was a director, officer, employer or agent of Osage, or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with a proceeding if he acted in good faith and in a manner he reasonably believed to be or not opposed to our best interests, in accordance with, and to the full extent permitted by, the GCL. The determination of whether indemnification is proper under the circumstances, unless made by a court, shall be determined by the board of directors.

         We have liability insurance for the benefit of our directors and officers. The insurance covers claims against such persons due to any:

         -        breach of duty;                 -        misleading statement;

         -        neglect;                        -        omission; or

         -        error;                          -        act done.

         -        misstatement;

The insurance covers such claims, except as prohibited by law, or otherwise excluded by such insurance policy.

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of Osage pursuant to the foregoing provisions or otherwise, Osage has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.


         We refer you to Item 17 for our undertakings with respect to indemnification of liabilities arising under the Securities Act.


ITEM 16. EXHIBITS.


               Exhibit No.                     Description of Exhibit
               -----------                     ----------------------
                  5                 Opinion of Buchanan Ingersoll Professional
                                    Corporation as to validity of common stock.

                  23.1              Consent of Pearce, Gray & Rudd.

                  23.2              Consent of Deloitte & Touche LLP.

                  23.3              Consent of Buchanan Ingersoll Professional
                                    Corporation (contained in the opinion filed as Exhibit 5 to the Registration Statement).

                  23.4              Consent of Clark, Schaefer, Hackett & Co.

                  23.5              Consent of KPMG LLP.

                  24 Powers of Attorney of certain officers and directors of Osage (contained on the signature page of this Registration
                                    Statement).


ITEM 17. UNDERTAKINGS.

      (a)     The undersigned Registrant hereby undertakes that it will:

                  (1) File, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement to include any additional or changed material information on the plan of distribution.

                  (2) For determining liability under the Securities Act, treat each such post-effective amendment as a new registration statement of the securities offered, and the offering of such securities at that time shall be the initial bona fide offering.

                  (3) File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

      (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Phoenix, State of Arizona, on the 29th day of June, 1999.


                            OSAGE SYSTEMS GROUP, INC.

                                        By:   /s/ Jack R. Leadbeater
                                              Chairman of the Board and
                                              Chief Executive Officer

                                        By:   /s/ John Iorillo
                                              Chief Financial Officer/Principal
                                              Accounting Officer and Director




         Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.


              Signature                                   Title                                 Date
              ---------                                   -----                                 ----
/s/ Jack. R. Leadbeater                 Chairman, Chief Executive Officer and               June 29, 1999
------------------------------          Director
   Jack R. Leadbeater

/s/ *                                   President and Director                              June 29, 1999
------------------------------
   David S. Olson

/s/ *                                   Chief Operating Officer and Director                June 29, 1999
------------------------------
   Phil Carter

/s/ John Iorillo                        Chief Financial Officer and Director                June 29, 1999
------------------------------
   John Iorillo

/s/ Mark Weiss                          Director                                            June 21, 1999
------------------------------
   Mark Weiss

/s/ *                                   Director                                            June 29, 1999
------------------------------
   George Knight

*By:    /s/ Jack R. Leadbeater
        ----------------------
        Jack R. Leadbeater
        Attorney-in-fact

                                  EXHIBIT INDEX


     Exhibit No.                                Description of Exhibit
     -----------                                ----------------------
          5             Opinion of Buchanan Ingersoll Professional Corporation as to validity
                        of common stock.                                                        Filed herewith

         23.1           Consent of Pearce, Gray & Rudd.                                         Filed herewith

         23.2           Consent of Deloitte & Touche LLP.                                       Filed herewith

         23.3           Consent of Buchanan Ingersoll Professional Corporation
                        (contained in the opinion filed as Exhibit 5 to the
                        Registration Statement).
                                                                                                Filed herewith

         23.4           Consent of Clark, Schaefer, Hackett & Co.                               Filed herewith

         23.5           Consent of KPMG LLP.                                                    Filed herewith

         24             Powers of Attorney of certain officers and directors of the
                        Registrant (contained on the signature page of this Registration
                        Statement).                                                             (1)

----------------


(1) Previously filed with the Registrant's Registration Statement on Form S-3 filed April 28, 1999.